UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. ____)

DICON FIBEROPTICS, INC.
(Name of Subject Company (issuer))

DICON FIBEROPTICS, INC.
Ho-Shang Lee, PhD.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Commons Stock, No Par Value

(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ho-Shang Lee

President and Chief Executive Officer

DiCon Fiberoptics, Inc.,

1689 Regatta Blvd.

Richmond, CA 94804

(510) 620-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Richard V. Smith, Esq.

Orrick, Herrington & Sutcliffe, LLP

405 Howard Street

San Francisco, CA 94105

(415) 773-5700

November 16, 2006

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$154,500	16.53

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 30,900 shares at the tender offer price of $5.00 per share.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 16.53
Form or Registration No.: 005-81761
Filing Party:                        DiCon Fiberoptics, Inc.
Date Filed:                          November 16, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Schedule TO

This Tender Offer Statement and Rule 13e-3 Transaction Statement is being filed under cover of Schedule TO (the “Schedule TO”) in connection with a two-step going-private transaction (the “Transaction”) proposed by the Board of Directors of DiCon Fiberoptics, Inc. (“DiCon” or the “Company”), consisting of (1) proposal to amend the Company’s Articles of Incorporation to effect a 1-for-5 reverse stock split (the “Reverse Stock Split”) to increase the number of shareholders holding less than 100 shares of the Company’s stock (“Odd-lot Shareholders”) and after the effectiveness of the Reverse Stock Split, (2) a tender offer (the “Tender Offer”) to purchase up to 30,900 shares (post split shares) at $5.00 per share, net to the seller in cash, without interest. DiCon’s tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 2006 and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitutes the tender offer.

Item 1.  Summary Term Sheet

The information set forth in “Summary” of the Offer to Purchase is incorporated herein by reference.

Item 2.  Subject Company Information

(a)  Name and Address. The issuer of the securities to which this Schedule TO relates is DiCon Fiberoptics, Inc., a California corporation (the “Company”), and the address of its principal executive office, and its mailing address, is 1689 Regatta Blvd., Richmond, California 94804. The telephone number of its principal executive office is (510) 620-5000.

(b)  Securities. This Schedule TO relates to the offer by the Company to purchase up to 30,900 shares (or such lesser number of shares as are properly tendered) of its common stock, no par value (the “Shares”), 22,381,350 of which Shares were outstanding as of October 31, 2006.

(c)  Trading Market and Price. The information set forth in “Section 9, Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

(d)  Dividends. The information set forth in “Section 9, Price Range of Shares, Dividends” of the Offer to Purchase is incorporated herein by reference.

(e)  Prior Public Offerings. There have been no underwritten public offerings of the subject securities during the past three years.

(f)  Prior Stock Purchases. The information set forth in Section 10, “Information Concerning the Company -Recent Stock Repurchases” is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a)  Name and Address. The Filings Person for which this Schedule TO relates is the Subject Company and Ho-Shang Lee, an affiliate of the Subject Company. For information regarding the Subject Company, see Item 2(a) above, which is incorporated herein by reference. Further, the information set forth in Schedule I to the Offer to Purchase regarding the Company’s directors, executive officers and holders of 5% or more of the Company’s common stock, including Ho-Shang Lee, is incorporated herein by reference.

(b)  Business and Background of Entities. The Company was incorporated in California in 1986. The Company designs and manufactures passive components, modules, Micro Electro-Mechanical Systems (“MEMS”) products, and test instruments for the fiberoptic communications industry. The Company conducts research, development, manufacturing, and marketing at its headquarters in Richmond, California.

The Company has not been convicted of any criminal act during the past five years. Further, the Company has not been party to any judicial or administrative proceeding during the last five years that resulted in a judgment, order or final decree enjoining the Company from any future violations of, or prohibiting activities subject to, any federal or state securities laws. Further, the information set forth in the Offer to Purchase under the caption “Section 10, Information Concerning the Company” is incorporated herein by reference.

(c)  Business and Background of Natural Persons. The information set forth in Schedule I to the Offer to Purchase regarding the Company’s directors, executive officers and holders of 5% or more of the Company’s common stock, including Ho-Shang Lee, is incorporated herein by reference.

Item 4.  Terms of the Transaction

(a)  Material Terms. The information set forth in “Summary,” “Section 1, Special Factors,” “Section 11, Source and Amount of Funds,” “Section 10, Information Concerning the Company,” and “Section 12, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares” of the Offer to Purchase is incorporated herein by reference.

(b)  Purchases. The information set forth in “Section 12, Interest of Directors and Executive Officers, Transactions and Arrangements Concerning Shares” of the Offer to Purchase is incorporated by reference herein.

(c)  Different Terms. There are no terms or arrangements that treat any subject security holder differently from other subject security holders.

(d)  Appraisal Rights. The holders are not entitled to appraisal rights.

(e)  Provisions for Unaffiliated Security Holders. No provisions have been made to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the Company.

(f)  Eligibility for Listing or Trading. Not applicable. The consideration offered to security holders is cash.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(a)  Transactions. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.

(b)  Significant Corporate Events. Not applicable.

(c)  Negotiations or Contacts. Not applicable.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference. The information set forth in “Section 10, Information Concerning the Company” and “Section 12, Interests of Directors and Executive Officers; Transactions and Arrangement Concerning Shares” of the Offer to Purchase is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a)  Purpose. The information set forth in “Section 1, Special Factors” of the Offer to Purchase is incorporated herein by reference.

(b)  Use of Securities Acquired. The information set forth in “Section 1, Special Factors” of the Offer to Purchase is incorporated herein by reference.

(c)  Plans. The information set forth in “Section 12, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares” of the Offer to Purchase is incorporated herein by reference.

Item 7.  Source and amount of Funds or Other Consideration.

(a)  Source of Funds. The information set forth in “Section 11, Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b)  Conditions. There are no conditions to the financing discussed in response to paragraph (a) of this Item 7. There are no alternative financing arrangements or alternative financing plans.

(c)  Expenses. The information set forth in “Section 16, Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

(d)  Borrowed Funds. No part of the funds required for the offer is expected to be borrowed.

Item 8.  Interest in Securities of the Subject Company.

(a)  Securities Ownership. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.

(b)  Securities Transactions. The information set forth in “Section 10, Information Concerning the Company” to the Offer to Purchase is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated, or Used.

(a)  Solicitations or Recommendations. The information set forth in “Summary” and “Section 16, Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

(b)  Employees and Corporate Assets. The information set forth in “Summary” and “Section 16, Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.  Financial Statements.

(a)  Financial Statements. The information set forth in (1) the sections entitled “Item 7. Financial Statements” on pages F-1 to F-25 of the Company’s annual report on Form 10-KSB/A for the year ended March 31, 2006 and 2006 and (2) the section entitled “Item 1. Financial Statements” on pages 3 to 14 of DiCon’s quarterly report on Form 10-QSB for the quarter ended September 30, 2006 is incorporated by reference into this Item 10(a). Copies of the annual report and quarterly report, excluding exhibits, may be obtained free of charge upon request to the Company and may be inspected and copied free of charge at DiCon principal executive offices. Copies of exhibits are available for a nominal fee. The information set forth in the Offer to Purchase under the caption “Section 10, Information Concerning the Company” is incorporated herein by reference.

Further, the information set forth in Schedule II to the Offer to Purchase regarding the financial statements for the two fiscal years ended March 31, 2006 and 2005 and financial statements for the quarter ended September 30, 2006 is incorporated herein by reference.

(b)  Pro Forma Information. The information set forth in “Section 10, Information Concerning the Company” to the Offer to Purchase is incorporated herein by reference.

Item 11.  Additional Information.

(a)  Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(b)  Other Material Information. Not applicable.

Item 12.  Exhibits.

(a)  (1)    Form of Offer to Purchase, dated November 16, 2006 and form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

(2)   Form of Letter to Shareholders of the Company, dated November 16, 2006, from Ho-Shang Lee, President and Chief Executive Officer of the Company; reminder communication to certain shareholders; form of Memorandum, dated November 16, 2006, to the Company’s employees; and text of Press Release issued by the Company, dated November 16, 2006.

(b)  Not applicable.

(c)(1)
Fairness Opinion Presentation Of Howard Frazier Barker Elliott, Inc. Dated April 19, 2006 (incorporated herein by reference to Appendix B of DiCon Fiberoptics, Inc.’s Schedule 14A filed with the Securities and Exchange Commission on July 31, 2006)

(c)(2)
Fairness Opinion Presentation Of Howard Frazier Barker Elliott, Inc. Dated July 6, 2006 (incorporated herein by reference to Appendix C of DiCon Fiberoptics, Inc.’s Schedule 14A filed with the Securities and Exchange Commission on July 31, 2006)

(c)(3)
Fairness Opinion of Howard Frazier Barker Elliott, Inc. Dated April 19, 2006 (incorporated herein by reference to Appendix D of DiCon Fiberoptics, Inc.’s Schedule 14A filed with the Securities and Exchange Commission on July 31, 2006)

(c)(4)
Fairness Opinion Of Howard Frazier Barker Elliott, Inc. Dated July 6, 2006 (incorporated herein by reference to Appendix E of DiCon Fiberoptics, Inc.’s Schedule 14A filed with the Securities and Exchange Commission on July 31, 2006)

(c)(5)
Company Valuation Report Dated November 2003 (incorporated herein by reference to exhibit (c)(5) of DiCon Fiberoptics, Inc.’s Schedule 13E-3 filed with the Securities and Exchange Commission on September 1, 2006)

(c)(6)
Company Valuation Report Dated December 2005 (incorporated herein by reference to exhibit (c)(5) of DiCon Fiberoptics, Inc.’s Schedule 13E-3 filed with the Securities and Exchange Commission on September 1, 2006)

(c)(7)
Appraisal Report Of CB Richard Ellis Dated March 6, 2006 (incorporated herein by reference to exhibit (c)(5) of DiCon Fiberoptics, Inc.’s Schedule 13E-3 filed with the Securities and Exchange Commission on September 1, 2006)

(d) Not applicable.

(e) Not applicable.

(c) Not applicable.

(g)  Not applicable.

Item 13.  Information Required by Schedule 13E-3.

Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects.

(a)  Purposes. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.

(b)  Alternatives. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.

(c)  Reasons. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.

(d)  Effects. The information set forth in “Section 1, Special Factors,” “Section 10, Information Concerning the Company” and “Section 14, Material Federal Income Tax Consequences” to the Offer to Purchase is incorporated herein by reference.

Schedule 13E-3, Item 8. Fairness of Transaction.

(a)  Fairness. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.

(b)  Factors Considered in Determining Fairness. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.

(c)  Approval of Security Holders. Not applicable.

(d)  Unaffiliated Representative. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.

(e)  Approval of Directors. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.

(f)       Other Offers. Not applicable.

Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)  Report, Opinion or Appraisal. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated hereby by reference.

(b)  Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.

Schedule 13E-3, Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.

(e) Recommendation to Others. The information set forth in “Section 1, Special Factors” to the Offer to Purchase is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 16, 2006	DICON FIBEROPTICS, INC.
	By:	/s/ Ho-Shang Lee
Ho-Shang Lee President and Chief Executive Officer
November 16, 2006	DR. HO-SHANG LEE
	By:	/s/ Ho-Shang Lee
Ho-Shang Lee

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated November 16, 2006
(a)(2)	Letter of Transmittal
(a)(3)	Letter to Shareholders of the Company, dated November 16, 2006, from Ho-Shang Lee, President and Chief Executive Officer
(a)(4)	Reminder Communication to Certain Shareholders
(a)(5)	Form of Memorandum, dated November 16, 2006, to the Company’s employees
(a)(6)	Text of Press Release issued by the Company, dated November 16, 2006
(c)(1)
Fairness Opinion Presentation Of Howard Frazier Barker Elliott, Inc. Dated April 19, 2006 (incorporated herein by reference to Appendix B of DiCon Fiberoptics, Inc.’s Schedule 14A filed with the Securities and Exchange Commission on July 31, 2006)

(c)(2)
Fairness Opinion Presentation Of Howard Frazier Barker Elliott, Inc. Dated July 6, 2006 (incorporated herein by reference to Appendix C of DiCon Fiberoptics, Inc.’s Schedule 14A filed with the Securities and Exchange Commission on July 31, 2006)

(c)(3)
Fairness Opinion of Howard Frazier Barker Elliott, Inc. Dated April 19, 2006 (incorporated herein by reference to Appendix D of DiCon Fiberoptics, Inc.’s Schedule 14A filed with the Securities and Exchange Commission on July 31, 2006)

(c)(4)
Fairness Opinion Of Howard Frazier Barker Elliott, Inc. Dated July 6, 2006 (incorporated herein by reference to Appendix E of DiCon Fiberoptics, Inc.’s Schedule 14A filed with the Securities and Exchange Commission on July 31, 2006)

(c)(5)
Company Valuation Report Dated November 2003 (incorporated herein by reference to exhibit (c)(5) of DiCon Fiberoptics, Inc.’s Schedule 13E-3 filed with the Securities and Exchange Commission on September 1, 2006)

(c)(6)
Company Valuation Report Dated December 2005 (incorporated herein by reference to exhibit (c)(5) of DiCon Fiberoptics, Inc.’s Schedule 13E-3 filed with the Securities and Exchange Commission on September 1, 2006)

(c)(7)
Appraisal Report Of CB Richard Ellis Dated March 6, 2006 (incorporated herein by reference to exhibit (c)(5) of DiCon Fiberoptics, Inc.’s Schedule 13E-3 filed with the Securities and Exchange Commission on September 1, 2006)